DayStar Technologies, Inc. logo	DayStar Technologies, Inc.
13 Corporate Drive
Halfmoon NY 12065
Phone: 1.518-383-4600
Fax: 1.518-383-7900
www.daystartech.com

Mr. Russell Mancuso

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	DayStar Technologies, Inc. Registration Statement on Form S-3
File No. 333-134825; Request for Acceleration

Dear Mr. Mancuso,

DayStar Technologies, Inc. (the “Company”), pursuant to the Securities Act of 1933, as amended, hereby requests that the above-referenced Registration Statement be declared effective as of Thursday July 27, 2006, in accordance with Rule 460 and 461. The Company hereby confirms to you that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further confirms that it is aware of its obligations under the Securities Act. Any questions or comments relating to this filing should be directed to Les Apple at (518) 487-7770 or Stephen Aanderud at (518) 383-4600 ext. 403

Sincerely,

/s/ Stephen Aanderud
Stephen Aanderud
Chief Financial Officer

cc: Jay Mumford